SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13G*
Under the Securities Exchange Act of 1934

Pioneer Energy Services Corp.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

723664108
(CUSIP Number)

November 15, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of such Act but shall be subject to all other provisions of such Act.

CUSIP No. 723664108
1	NAME OF REPORTING PERSONS Strategic Income Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 126,324*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 126,324*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,324*
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
 Excludes 1,033,109 shares of Common Stock issuable upon exercise of outstanding warrants, which contain a 9.99% beneficial ownership limitation.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%**
12	TYPE OF REPORTING PERSON IA

*
This amount consists of 85,378 shares of common stock, par value $0.001 per share (the “Common Stock”) and 40,946 shares of Common Stock issuable upon conversion of Convertible Notes, but excludes 1,033,109 shares of Common Stock issuable upon conversion of Convertible Notes that cannot be converted due to the conversion blocker provision in their issuing indenture.  Holders of Convertible Notes are entitled to vote on all matters on which holders of Common Stock generally are entitled to vote, voting together as a single class together with the shares of Common Stock and not as a separate class, on an “as-converted-to-Common Stock-basis”, at any annual or special meeting of holders of Common Stock of the Company.  All of the underlying Common Stock holdings being reported are owned by clients of Strategic Income Management, LLC (“SiM”) for which SiM acts as investment adviser or sub-adviser (including shares held by American Beacon SiM High Yield Opportunities Fund). SiM, as investment adviser or sub-adviser, may be deemed to have voting and/or dispositive power with respect to the Convertible Notes (and the underlying Common Stock) held by its clients.  In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, SiM expressly disclaims beneficial ownership of the Common Stock and Convertible Notes.

**
Percentage ownership is based upon 1,138,185 shares of Common Stock issued and outstanding as of December 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 13, 2020. Percentage excludes shares of Common Stock issuable upon conversion of Convertible Notes that cannot be converted due to the conversion blocker provision in the indenture under which they were issued.

CUSIP No. 723664108
1	NAME OF REPORTING PERSONS American Beacon Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 126,324*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 126,324*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,324*
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
 Excludes 1,033,109 shares of Common Stock issuable upon exercise of outstanding warrants, which contain a 9.99% beneficial ownership limitation.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%**
12	TYPE OF REPORTING PERSON IA

*
This amount consists of 85,378 shares of common stock, par value $0.001 per share (the “Common Stock”) and 40,946 shares of Common Stock issuable upon conversion of Convertible Notes, but excludes 1,033,109 shares of Common Stock issuable upon conversion of Convertible Notes that cannot be converted due to the conversion blocker provision in their issuing indenture.  Holders of Convertible Notes are entitled to vote on all matters on which holders of Common Stock generally are entitled to vote, voting together as a single class together with the shares of Common Stock and not as a separate class, on an “as-converted-to-Common Stock-basis”, at any annual or special meeting of holders of Common Stock of the Company.  All of the underlying Common Stock holdings being reported are owned by clients of Strategic Income Management, LLC (“SiM”) for which SiM acts as investment adviser or sub-adviser (including shares held by American Beacon SiM High Yield Opportunities Fund). SiM, as investment adviser or sub-adviser, may be deemed to have voting and/or dispositive power with respect to the Convertible Notes (and the underlying Common Stock) held by its clients.  In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, SiM expressly disclaims beneficial ownership of the Common Stock and Convertible Notes.

**
Percentage ownership is based upon 1,138,185 shares of Common Stock issued and outstanding as of December 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 13, 2020. Percentage excludes shares of Common Stock issuable upon conversion of Convertible Notes that cannot be converted due to the conversion blocker provision in the indenture under which they were issued.

CUSIP No. 723664108
1	NAME OF REPORTING PERSONS Resolute Investment Managers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 126,324*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 126,324*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,324*
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
 Excludes 1,033,109 shares of Common Stock issuable upon exercise of outstanding warrants, which contain a 9.99% beneficial ownership limitation.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%**
12	TYPE OF REPORTING PERSON HC

*
This amount consists of 85,378 shares of common stock, par value $0.001 per share (the “Common Stock”) and 40,946 shares of Common Stock issuable upon conversion of Convertible Notes, but excludes 1,033,109 shares of Common Stock issuable upon conversion of Convertible Notes that cannot be converted due to the conversion blocker provision in their issuing indenture.  Holders of Convertible Notes are entitled to vote on all matters on which holders of Common Stock generally are entitled to vote, voting together as a single class together with the shares of Common Stock and not as a separate class, on an “as-converted-to-Common Stock-basis”, at any annual or special meeting of holders of Common Stock of the Company.  All of the underlying Common Stock holdings being reported are owned by clients of Strategic Income Management, LLC (“SiM”) for which SiM acts as investment adviser or sub-adviser (including shares held by American Beacon SiM High Yield Opportunities Fund). SiM, as investment adviser or sub-adviser, may be deemed to have voting and/or dispositive power with respect to the Convertible Notes (and the underlying Common Stock) held by its clients.  In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, SiM expressly disclaims beneficial ownership of the Common Stock and Convertible Notes.

**
Percentage ownership is based upon 1,138,185 shares of Common Stock issued and outstanding as of December 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 13, 2020. Percentage excludes shares of Common Stock issuable upon conversion of Convertible Notes that cannot be converted due to the conversion blocker provision in the indenture under which they were issued.

CUSIP No. 723664108
1	NAME OF REPORTING PERSONS American Beacon SiM High Yield Opportunities Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 126,324*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 126,324*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,324*
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
 Excludes 1,033,109 shares of Common Stock issuable upon exercise of outstanding warrants, which contain a 9.99% beneficial ownership limitation.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%**
12	TYPE OF REPORTING PERSON IV

*
This amount consists of 85,378 shares of common stock, par value $0.001 per share (the “Common Stock”) and 40,946 shares of Common Stock issuable upon conversion of Convertible Notes, but excludes 1,033,109 shares of Common Stock issuable upon conversion of Convertible Notes that cannot be converted due to the conversion blocker provision in their issuing indenture.  Holders of Convertible Notes are entitled to vote on all matters on which holders of Common Stock generally are entitled to vote, voting together as a single class together with the shares of Common Stock and not as a separate class, on an “as-converted-to-Common Stock-basis”, at any annual or special meeting of holders of Common Stock of the Company.  All of the underlying Common Stock holdings being reported are owned by clients of Strategic Income Management, LLC (“SiM”) for which SiM acts as investment adviser or sub-adviser (including shares held by American Beacon SiM High Yield Opportunities Fund). SiM, as investment adviser or sub-adviser, may be deemed to have voting and/or dispositive power with respect to the Convertible Notes (and the underlying Common Stock) held by its clients.  In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, SiM expressly disclaims beneficial ownership of the Common Stock and Convertible Notes.

**
Percentage ownership is based upon 1,138,185 shares of Common Stock issued and outstanding as of December 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 13, 2020. Percentage excludes shares of Common Stock issuable upon conversion of Convertible Notes that cannot be converted due to the conversion blocker provision in the indenture under which they were issued.

Item 1(a).	Name of Issuer:

Pioneer Energy Services Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1250 N.E. Loop 410, Suite 1000 San Antonio, TX

Item 2(a).	Name of Person Filing:
This Schedule 13G is filed by: Strategic Income Management, LLC American Beacon Advisors, Inc. Resolute Investment Managers, Inc. American Beacon SiM High Yield Opportunities Fund

(each individually a “Reporting Person” and collectively the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Strategic Income Management, LLC is: 1200 Westlake Ave. N. Suite 713 Seattle, WA 98109

The address of the principal business office of American Beacon Advisors, Inc., Resolute Investment Managers, Inc. and American Beacon SiM High Yield Opportunities Fund is:
220 East Las Colinas Blvd.
Suite 1200
Irving, TX 75039

Item 2(c).	Citizenship:

Strategic Income Management, LLC is a Washington limited liability company
American Beacon Advisors, Inc. is a Delaware corporation
Resolute Investment Managers, Inc. is a Delaware corporation
American Beacon SiM High Yield Opportunities Fund is a Massachusetts business trust

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 (the “Common Stock”)

Item 2(e).	CUSIP Number:

723664108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

		(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

		(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

		(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

		(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

		(e)	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

		(f)	An employee benefit plan or endowment fund in accordance with § 240.13d‑1(b)(1)(ii)(F);

		(g)	A parent holding company or control person in accordance with § 240.13d‑1(b)(1)(ii)(G);

		(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

		(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

		(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

		(k)	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

(a)
Amount beneficially owned:
Strategic Income Management, LLC: 126,324 shares
American Beacon Advisors, Inc.: 126,324 shares
Resolute Investment Managers, Inc.: 126,324 shares
American Beacon SiM High Yield Opportunities Fund: 126,324 shares

The amount listed for Strategic Income Management, LLC (“SiM”) is beneficially owned by clients of SiM for which SiM acts as investment adviser or sub-adviser (including shares held by American Beacon SiM High Yield Opportunities Fund).  The amount listed for American Beacon Advisors, Inc. (“American Beacon”), Resolute Investment Managers, Inc. (“Resolute”), and American Beacon SiM High Yield Opportunities Fund (the “Fund”) are beneficially owned by the Fund.  American Beacon is the Fund’s investment adviser and SiM is the Fund’s sub-adviser.  American Beacon is a wholly-owned subsidiary of Resolute. SiM, American Beacon, and Resolute (as the parent controlling entity of American Beacon), may be deemed to have voting and/or dispositive power with respect to the Convertible Notes (and therefore the underlying Common Stock).  In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, SiM, American Beacon and Resolute each expressly disclaims beneficial ownership of the Common Stock and Convertible Notes.

	(b)	Percent of class: Strategic Income Management, LLC: 9.9% American Beacon Advisors, Inc.: 9.9% Resolute Investment Managers, Inc.: 9.9% American Beacon SiM High Yield Opportunities Fund: 9.9%

The percentage ownership is based upon 1,138,185 shares of Common Stock issued and outstanding as of November 6, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 13, 2020.

The amount of shares beneficially owned is capped by provisions in the indenture governing the Convertible Notes from which the warrants derive, which provisions provide that a beneficial owner of the Convertible Notes is not entitled to receive shares of Common Stock upon an optional conversion of any Convertible Notes during any period of time in which the aggregate number of shares of Common Stock that may be acquired by such beneficial owner upon conversion of Convertible Notes shall, when added to the aggregate number of shares of Common Stock deemed beneficially owned, directly or indirectly, by such beneficial owner and each person subject to aggregation of Common Stock with such beneficial owner under Section 13 or Section 16 of the Exchange Act at such time, exceed 9.99% of the total issued and outstanding shares of Common Stock.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii)
Shared power to vote or to direct the vote:
Strategic Income Management, LLC: 126,324 shares
American Beacon Advisors, Inc.: 126,324 shares
Resolute Investment Managers, Inc.: 126,324 shares
American Beacon SiM High Yield Opportunities Fund: 126,324 shares

(iii) Sole power to dispose or to direct the disposition of: 0

(iv)
Shared power to dispose or to direct the disposition of:
Strategic Income Management, LLC: 126,324 shares
American Beacon Advisors, Inc.: 126,324 shares
Resolute Investment Managers, Inc.: 126,324 shares
American Beacon SiM High Yield Opportunities Fund: 126,324 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  February 8, 2021
Strategic Income Management, LLC

/s/ Tim Black
By:  Tim Black
Title: Chief Executive Officer

American Beacon Advisors, Inc.

/s/ Christina E. Sears
By:  Christina E. Sears
Title: Vice President, Compliance

Resolute Investment Managers, Inc.

/s/ Christina E. Sears
By:  Christina E. Sears
Title: Vice President, Compliance

American Beacon SiM High Yield Opportunities Fund

/s/ Christina E. Sears
By:  Christina E. Sears
Title: Chief Compliance Officer and Assistant Secretary

LIST OF EXHIBITS
Exhibit No.	Description
A	Joint Filing Agreement

Exhibit A
Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned (Strategic Income Management, LLC; American Beacon Advisors, Inc.; Resolute Investment Managers, Inc. and American Beacon SiM High Yield Opportunities Fund, each a “Reporting Person” and collectively the “Reporting Persons”) hereby agree to the joint filing on behalf of each of them of a single statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001, of Pioneer Energy Services Corp., a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing. Each of the Reporting Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Reporting Person. Each of the Reporting Persons shall promptly notify the other Reporting persons if any of the information set forth in the Schedule 13G or any amendments thereto become inaccurate in any material respect or if said Reporting Person learns of information that would require an amendment to the Schedule 13G.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 8, 2021.

Strategic Income Management, LLC

/s/ Tim Black
By:  Tim Black
Title: Chief Executive Officer

American Beacon Advisors, Inc.

/s/ Christina E. Sears
By:  Christina E. Sears
Title: Vice President, Compliance

Resolute Investment Managers, Inc.
/s/ Christina E. Sears
By:  Christina E. Sears
Title: Vice President, Compliance

American Beacon SiM High Yield Opportunities Fund
/s/ Christina E. Sears
By:  Christina E. Sears
Title: Chief Compliance Officer and Assistant Secretary